SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

CP SHIPS LIMITED

(Translation of Registrant’s Name Into English)

62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

This report furnished on Form 6-K shall be incorporated by reference into each of the
Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13954

Page 1 of 12 Pages
Exhibits Index appears on Page 3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CP SHIPS LIMITED (Registrant)

Date: May 30, 2002	By:	/s/ John K. Irving Name: John K. Irving Title: Vice President, General Counsel & Secretary

Exhibits Index

     The following is a list of Exhibits included as part of this Report on Form 6-K.

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